

August 12, 2020

David Morris
Chief Financial Officer
RBB Bancorp
1055 Wilshire Boulevard
Suite 1200
Los Angeles, California 90017

> **Re: RBB Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed March 17, 2020**
> **File No. 001-38149**

Dear Mr. Morris:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Risks Related to an Investment in Our Common Stock, page 48

1. We note disclosure on page 51 that as a result of being an emerging growth company, you are permitted to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies but that you have irrevocably "opted out" of this provision and will comply with new or revised accounting standards to the same extent that compliance is required for public business entities. We note similar disclosure on page 46 of your Form S-1, filed on June 28, 2017. We also note disclosure regarding the adoption of recent accounting pronouncements that indicates that you have or will adopt the new standard using extended transition dates (e.g. ASU 2016-13). Please identify for us each material new or revised accounting standard that should have been adopted by public business entities during 2017, 2018, 2019 or 2020 and tell us the transition provisions you used to adopt the standard, i.e., early adopted, adopted using

        effective dates applicable to a public business entity, or adopted (or plan to adopt) using an extended transition period available to an emerging growth company. If you have not adopted the standard using effective dates applicable to a public business entity, please tell us how your current accounting policies and disclosure are consistent with US GAAP since your election to opt out of the extended transition period is irrevocable pursuant to Section 107(b)(3) of the JOBS Act. Please refer to Question 13 of the Jumpstart Our Business Startups Act Frequently Asked Questions available at https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley, Staff Accountant, at (202) 551-3437 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance